Exhibit 99.1

Tuya Reports Second Quarter 2022 Unaudited Financial Results

SANTA CLARA, Calif., August 29, 2022/PRNewswire/ – Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter 2022 Financial Highlights

●	Total revenue was US$62.5 million, down approximately 26.1% year over year (2Q2021: US$84.7 million).

●	IoT PaaS revenue was US$47.6 million, down approximately 38.1% year over year (2Q2021: US$76.9 million).

●	SaaS and other revenue was US$7.2 million, up approximately 114.3% year over year (2Q2021: US$3.4 million).

●	Overall gross margin for the quarter increased to 42.8%, up 0.6 percentage points year over year (2Q2021: 42.2%). Gross margin of IoT PaaS for the quarter increased to 42.5%, basically flat year over year (2Q2021: 42.4%).

●	Operating margin for the quarter was negative 63.1%, down 14.1 percentage points year over year (2Q2021: negative 49.0%). Non-GAAP operating margin for the quarter was negative 35.6%, down 4.3 percentage points year over year (2Q2021: negative 31.3%).

●	Total cash, cash equivalents, and short-term investments were US$951.5 million as of June 30, 2022 compared to US$1.07 billion as of December 31, 2021.

●	Shares repurchased in the form of ADSs for the quarter were approximately US$30.0 million, representing approximately 15.0% of the US$200 million authorization announced pursuant to the share repurchase program announced on August 30, 2021.

Second Quarter 2022 Operating Highlights

●	IoT PaaS Customers1 for the second quarter of 2022 were approximately 2,800 (2Q2021: approximately 2,600). Total customers for the second quarter of 2022 were approximately 4,100 (2Q2021: approximately 3,700).

●	Premium IoT PaaS customers2 for the trailing 12 months ended June 30, 2022 were 267 (2Q2021: 285). In the second quarter of 2022, the Company’s premium IoT PaaS customers contributed approximately 82.4% (2Q2021: 86.6%) of IoT PaaS revenue.

●	Dollar-based net expansion rate (“DBNER”)3 of IoT PaaS for the trailing 12 months ended June 30, 2022 was 84% (2Q2021: 211%).

●	Registered IoT device and software developers, or registered developers, were over 629,000 as of June 30, 2022, up 23.3% from approximately 510,000 developers as of December 31, 2021.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “During the second quarter, global inflation continued to pressure consumer discretionary spending, further slowing a market recovery. Despite the industry-wide challenges, we continued to implement operational and business optimization, as well as product and technology upgrades. These efforts enabled our SaaS and others business segment to achieve a year-over-year growth momentum of over 110% for ten consecutive quarters despite the turbulent global economy. Notably, our Cube solution is making steady progress with the acquisition of new giant customers. On the operating front, the efficiency-centric initiatives we previously announced are already having a positive impact on our financial results. Going forward, we will prudently focus on improving our operational efficiency as we navigate this challenging environment.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “In the second quarter of 2022, we continued to augment our margin profiles as we maintained our gross profit margin at a healthy level and further narrowed our loss. Our non-GAAP operating margin and non-GAAP net margin significantly improved by 32.8 and 37.5 percentage points quarter over quarter, respectively, reversing the trend of sequential decreases since the third quarter of 2021. In line with our narrowed non-GAAP loss, our operating cash flow in the quarter was on an improved trajectory, demonstrating the initial success of our measures to address market headwinds. As of June 30, 2022, we had a strong cash position of approximately US$951.5 million to adequately meet our liquidity and cash needs for the foreseeable future, which we believe is one of the greatest advantages, giving us resilience to navigate adverse macro environments.”

Second Quarter 2022 Unaudited Financial Results

REVENUE

Total revenue in the second quarter of 2022 decreased by 26.1% to US$62.5 million from US$84.7 million in the same period of 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increases in smart device distribution revenue and the increases in SaaS and other revenue which continued a year-over-year growth momentum of over 110% for ten consecutive quarters.

●	IoT PaaS revenue in the second quarter of 2022 decreased by 38.1% to US$47.6 million from US$76.9 million in the same period of 2021, primarily because the Company’s customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened consumer spending. The continuous high inflation has also aggravated the mismatch in supply and demand in consumer discretionary sector, causing heavy inventory backlog issues in the supply chain. The decrease was also due to the preventive measures taken across multiple regions in China against new waves of COVID-19 in the second quarter of 2022, which has affected the Company’s selling and operating activities and the delivery and acceptance by customers of the Company’s products. As a result of these factors, the Company’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2022 decreased to 84% compared to previous periods.

●	SaaS and others revenue in the second quarter of 2022 increased by 114.3% to US$7.2 million from US$3.4 million in the same period of 2021, sustaining a robust growth momentum. The growth was mainly driven by (i) an increase in revenues from the Industry SaaS business resulting from the acquisition of new customers and expanded usage of Industry SaaS by existing customers, and (ii) an increase in revenues from the value-added services that we offer to customers.

●	Smart device distribution revenue in the second quarter of 2022 increased by 77.2% to US$7.8 million from US$4.4 million in the same period of 2021. The Company offers smart device distribution mainly to save customers – primarily brands, system integrators and industry operators who demand and purchase finished smart devices – from dealing with multiple OEMs. Changes in the Company’s smart distribution revenues between periods are primarily due to the varying timing and amounts of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the second quarter of 2022 decreased by 26.9% to US$35.8 million from US$49.0 million in the same period of 2021, in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the second quarter of 2022 decreased by 25.0% to US$26.8 million from US$35.7 million in the same period of 2021 and gross margin increased to 42.8% in the second quarter of 2022 from 42.2% in the same period of 2021.

●	IoT PaaS gross margin in the second quarter of 2022 was 42.5%, basically flat compared to 42.4% in the same period of 2021, and remained relatively stable over past quarters, primarily due to the Company’s effective implementation of its business management and efficiency improvement initiatives.

●	SaaS and others gross margin in the second quarter of 2022 was 78.9%, compared to 75.1% in the second quarter of 2021.

●	Smart device distribution gross margin in the second quarter of 2022 was 11.4%, compared to 13.1% in the second quarter of 2021.

OPERATING EXPENSES

Operating expenses decreased by 14.2% to US$66.2 million in the second quarter of 2022 from US$77.2 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 21.1% to US$49.1 million in the second quarter of 2022 from US$62.2 million in the same period of 2021. Share-based compensation expenses in the second quarter of 2022 were US$17.2 million, compared to US$15.0 million in the same quarter of 2021.

●	Research and development expenses in the second quarter of 2022 were US$37.2 million, down 12.7% from US$42.7 million in the same period of 2021, primarily because of a net decrease in employee-related costs (including, among other things, (a) a decrease in basic payroll and benefits, partially offset by (b) an increase in one-off additional headcount optimization costs and in share-based compensation) due to the strategic restructuring and streamlining of the Company’s research and development team to drive operational efficiency and strike a balance between business growth and time-to-profitability. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 21.3% year over year, compared to the same quarter in last year.

●	Sales and marketing expenses in the second quarter of 2022 were US$15.1 million, down 22.3% from US$19.4 million in the same period of 2021, primarily because of (i) the strategic streamlining of sales and marketing team, and (ii) the decrease in marketing spending due to the recurrence of the COVID-19 outbreak and the Company’s efforts to control expenditure and improve sales and marketing efficiency.

●	General and administrative expenses in the second quarter of 2022 were US$17.1 million, up 5.1% from US$16.3 million in the same period of 2021, primarily due to the increase in share-based compensation expenses from US$10.6 million to US$11.9 million.

●	Other operating incomes in the second quarter of 2022 were US$3.2 million, primarily due to the receipt of a software VAT refund and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the second quarter of 2022 narrowed by 5.0% to US$39.5 million from US$41.5 million in the same period of 2021. Non-GAAP loss from operations in the second quarter of 2022 narrowed by 15.9% to US$22.3 million from US$26.5 million in the same period of 2021.

Operating margin in the second quarter of 2022 was negative 63.1%, down 14.1 percentage points from negative 49.0% in the same period of 2021. Non-GAAP operating margin in the second quarter of 2022 was negative 35.6%, down 4.3 percentage points from negative 31.3% in the same period of 2021. The changes in the operating margins were mainly attributed to the greater decline in total revenue despite a significantly narrowed operating loss.

NET LOSS AND NET MARGIN

Net loss was US$35.9 million in the second quarter of 2022, compared to US$38.1 million in the same period of 2021. Non-GAAP net loss was US$18.7 million in the second quarter of 2022, compared to US$23.1 million in the same period of 2021.

Net margin in the second quarter of 2022 was negative 57.3%, down 12.3 percentage points from negative 45.0% in the same period of 2021. Non-GAAP net margin in the second quarter of 2022 was negative 29.9%, down 2.6 percentage points from negative 27.3% in the same period of 2021.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.07 in the second quarter of 2022, compared to US$0.07 in the same period of 2021. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.03 in the second quarter of 2022, compared to US$0.04 in the same period of 2021.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments were US$951.5 million as of June 30, 2022, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED IN OPERATING ACTIVITIES

Net cash generated in operating activities for the second quarter of 2022 was US$0.4 million, or 0.6% of total revenue, compared to US$5.8 million of net cash generated in operating activities, or 6.9% of total revenue in the second quarter of 2021. Compared to the first quarter of 2022, the Company’s net operating cash flow in the second quarter of 2022 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

SHARE REPURCHASE

During the quarter ended June 30, 2022, the Company repurchased approximately 11.2 million of ADSs representing the same number of Class A ordinary shares from the open market for a total consideration of approximately US$30.0 million pursuant to the share repurchase program announced on August 30, 2021.

DUAL-PRIMARY LISTING IN HONG KONG

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time), Tuya successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2391” and the stock short name is “TUYA-W” (the “Listing”). The Company issued 7,300,000 Class A ordinary shares in the Listing (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and totally 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period.

Business Outlook

The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in the second half of 2022, including, among other things, a decline or weakness in general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry. Despite these challenges, the Company remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding its customer base, diversifying revenue streams, and further optimizing operating efficiency.

Conference Call Information

The Company’s management will hold a conference call at 8:00 P.M. U.S. Eastern Time on Monday, August 29, 2022 (8:00 A.M. Beijing/Hong Kong Time on Tuesday, August 30, 2022) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=54a7b9bf&confId=40423

The replay will be accessible through September 6, 2022 by dialing the following numbers:

International:	+44-204-525-0658
United States:	+1-929-458-6194
Access Code:	545019

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measure. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email:	ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA

Phone:	+1 (323) 240-5796
Email:	gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND JUNE 30, 2022

(All amounts in US$ thousands (“US$“), except for share and per share data, unless otherwise noted)

	As of December 31, 2021 US$	As of June 30, 2022 US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	963,938	599,213
Restricted cash	638	–
Short-term investments	102,134	352,300
Accounts receivable, net	32,701	23,571
Notes receivable	1,393	3,978
Inventories, net	62,582	57,152
Prepayments and other current assets	27,882	18,115
Total current assets	1,191,268	1,054,329

Non-current assets:
Property, equipment and software, net	6,805	5,301
Operating lease right-of-use assets, net	22,181	13,956
Long-term investments	26,078	26,562
Other non-current assets	1,818	1,474
Total non-current assets	56,882	47,293
Total assets	1,248,150	1,101,622

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,212	14,945
Advance from customers	31,088	30,396
Deferred revenue, current	9,254	7,407
Accruals and other current liabilities	50,847	32,858
Lease liabilities, current	5,697	4,918
Total current liabilities	109,098	90,524

Non-current liabilities:
Lease liabilities, non-current	16,048	8,413
Deferred revenue, non-current	859	587
Other non-current liabilities	8,484	8,560
Total non-current liabilities	25,391	17,560
Total liabilities	134,489	108,084

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND JUNE 30, 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31, 2021 US$	As of June 30, 2022 US$
		(Unaudited)
Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 600,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 491,846,560 shares issued as of December 31, 2021 and June 30, 2022, respectively; 480,241,752 and 466,313,734 shares outstanding as of December 31, 2021 and June 30, 2022,respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 79,400,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,532,826 shares as of December 31, 2021 and June 30, 2022, respectively)	(46,930)	(94,873)
Additional paid-in capital	1,526,140	1,553,978
Accumulated other comprehensive income/(loss)	2,320	(6,876)
Accumulated deficit	(367,898)	(458,720)

Total shareholders’ equity	1,113,661	993,538

Total liabilities and shareholders’ equity	1,248,150	1,101,622

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$ ”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Revenue	84,663	62,547	141,531	117,871
Cost of revenue	(48,961)	(35,777)	(82,446)	(68,281)

Gross profit	35,702	26,770	59,085	49,590

Operating expenses:
Research and development expenses	(42,657)	(37,221)	(77,366)	(84,809)
Sales and marketing expenses	(19,388)	(15,061)	(35,800)	(30,339)
General and administrative expenses	(16,292)	(17,130)	(32,354)	(35,160)
Other operating incomes, net	1,117	3,182	3,640	5,776

Total operating expenses	(77,220)	(66,230)	(141,880)	(144,532)

Loss from operations	(41,518)	(39,460)	(82,795)	(94,942)

Other income/(loss)
Other non-operating incomes, net	653	694	653	1,347
Financial income, net	2,795	1,428	3,890	1,549
Foreign exchange gain/(loss), net	182	1,627	(143)	1,526

Loss before income tax expense	(37,888)	(35,711)	(78,395)	(90,520)
Income tax expense	(242)	(158)	(268)	(302)

Net loss	(38,130)	(35,869)	(78,663)	(90,822)

Net loss attributable to Tuya Inc.	(38,130)	(35,869)	(78,663)	(90,822)

Net loss attribute to ordinary shareholders	(38,130)	(35,869)	(78,663)	(90,822)

Net loss	(38,130)	(35,869)	(78,663)	(90,822)
Other comprehensive income/(loss)
Changes in fair value of long-term investments	–	(1,146)	–	(1,146)
Foreign currency translation	740	(8,699)	369	(8,050)

Total comprehensive loss attributable to Tuya Inc.	(37,390)	(45,714)	(78,294)	(100,018)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$ ”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Net loss attributable to Tuya Inc.	(38,130)	(35,869)	(78,663)	(90,822)

Net loss attributable to ordinary shareholders	(38,130)	(35,869)	(78,663)	(90,822)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	560,936,196	550,172,103	415,359,514	553,471,745

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.07)	(0.07)	(0.19)	(0.16)

Share-based compensation expenses were included in:
Research and development expenses	2,956	3,452	6,801	7,582
Sales and marketing expenses	1,482	1,847	3,621	3,500
General and administrative expenses	10,573	11,871	21,371	23,744

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Net cash generated from/(used in) operating activities	5,813	401	(26,842)	(56,973)
Net cash used in investing activities	(92,504)	(112,848)	(152,734)	(254,789)
Net cash generated from/(used in) financing activities	27,309	(26,894)	1,104,850	(48,645)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	1,492	(6,284)	808	(4,956)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(57,890)	(145,625)	926,082	(365,363)

Cash and cash equivalents, restricted cash at the beginning of period	1,142,927	744,838	158,955	964,576

Cash and cash equivalents, restricted cash at the end of period	1,085,037	599,213	1,085,037	599,213

TUYA INC.

RECONCILIATION OF NON- GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(42,657)	(37,221)	(77,366)	(84,809)
Add: Share-based compensation	2,956	3,452	6,801	7,582
Adjusted Research and development expenses	(39,701)	(33,769)	(70,565)	(77,227)

Sales and marketing expenses	(19,388)	(15,061)	(35,800)	(30,339)
Add: Share-based compensation	1,482	1,847	3,621	3,500
Adjusted Sales and marketing expenses	(17,906)	(13,214)	(32,179)	(26,839)

General and administrative expenses	(16,292)	(17,130)	(32,354)	(35,160)
Add: Share-based compensation	10,573	11,871	21,371	23,744
Adjusted General and administrative expenses	(5,719)	(5,259)	(10,983)	(11,416)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(41,518)	(39,460)	(82,795)	(94,942)
Add: Share-based compensation expenses	15,011	17,170	31,793	34,826
Non-GAAP Loss from operations	(26,507)	(22,290)	(51,002)	(60,116)

Non-GAAP Operating margin	(31.3)%	(35.6)%	(36.0)%	(51.0)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(38,130)	(35,869)	(78,663)	(90,822)
Add: Share-based compensation expenses	15,011	17,170	31,793	34,826
Non-GAAP Net loss	(23,119)	(18,699)	(46,870)	(55,996)

Non-GAAP Net margin	(27.3)%	(29.9)%	(33.1)%	(47.5)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	560,936,196	550,172,103	415,359,514	553,471,745

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.04)	(0.03)	(0.11)	(0.10)